------------
   FORM 4
------------
 |_| CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(B).




                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940



(Print or Type Responses)

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1.      Name and Address of Reporting Person*

        New Mountain Investments, L.P.
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    (Last)                             (First)                          (Middle)

        712 Fifth Avenue, 23rd Floor
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                                    (Street)

        New York             NY               10019
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(City)               (State)             (Zip)

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2.      Issuer Name AND Ticker or Trading Symbol

        Strayer Education, Inc. (NASDAQ:STRA)

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3.      I.R.S. or Identification Number of Reporting Person (Voluntary)

        13-4099829

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4.      Statement for Month/Year

        May 2001

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5.      If Amendment, Date of Original (Month/Year)

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6.      Relationship of Reporting Person(s) to Issuer
                             (Check all applicable)



                  [ ] Director                    [X] 10% Owner


                  [_] Officer                     [_] Other
                (give title below)                (specify below)





                         ------------------------------

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    7.    Individual or Joint/Group Filing     (Check Applicable Line)

                [X] Form filed by one Reporting Person

                [_] Form filed by More than One Reporting Person

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      Table I -- Non-Derivative Securities Acquired, Disposed of, or
                        Beneficially Owned


================================================================================

                                                 4. Securities Acquired (A)  5. Amount of        6. Ownership    7. Nature of
                                  3. Transaction    or Disposed of (D)          Securities          Form: Direct    Indirect
                                     Code(Instr.8)  (Instr. 3, 4 and 5)         Beneficially        (D) or          Beneficial
1. Title of                       --------------    ------------------------    Owned at End of     Indirect (I)    Ownership
   Security   2. Transaction Date   Code       V      Amount  (A)     Price     Month               (Instr. 4)      (Instr. 4)
   (Instr. 3)    (Month/Day/Year)                             or (D)            (Instr. 3 and 4)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                              (Over)
                                                                                                                     SEC 1474 (3-99)

                                                                                                    Page 1 of 2



FORM 4 (continued)

          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
     BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                  SECURITIES)
   -------------------------------------------------------------------------------------------------------------------------


  1. Title of   2. Conver- 3. Trans- 4. Trans 5. Number of  6. Date         7. Title and 8. Price  9. Num  10. Ownership 11. Nature
     Derivative    sion or    action    action   Derivative    Exercisable     Amount of    of        ber      Form of       of In-
     Security      Exercise   Date      Code     Securities    and Expiration  Under-       Deriv-    of       Deriv-        direct
     (Instr. 3)    Price of   (Month/   (Instr.  Acquired (A)  Date            lying        ative     Deriv-   ative         Benefi-
                   Deriva-    Day/      8)       or Disposed   (Month          (Securities  Security  ative    Security:     cial
                   tive       Year)  --------    of (D)        Day/Year)       (Instr.      (Instr. 5)Secur-   Direct        Owner-
                   Security          Code   V    (Instr.       -------------   3 and 4)               ities    (D) or        ship
                                                 3, 4        Date    Expira-  -------------           Bene-    Indirect      (Instr.
                                                 and 5)      Exer-   tion     Title  Amount           ficially (I)           4)
                                                 ----------  cisable Date            or               Owned    (Instr. 4)
                                                 (A)   (D)                          Number            at End
                                                                                    of                of Month
                                                                                    Shares            (Instr. 4)
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   Series A      $26.00    5/15/01  P         4,423,077      Immed.         Common  4,423,077 $26.00   4,423,077     I          (4)
   Convertible    (2)                                                       Stock     (3)                 (3)
   Preferred
   Stock (1)
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   Options to    $30.00    5/15/01  P         767,000        Immed. 5/15/04 Common  767,000            767,000      I          (4)
   Purchase                                   options                       Stock
   Common Stock

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
Explanation of Responses:
(1) The Series A Convertible Preferred Stock is subject to some restrictions as set forth in the Articles Supplementary of Strayer Education, Inc. ("Strayer") and a Shareholders Agreement, dated as of March 16, 2001, by and between New Mountain Partners, L.P. ("New Mountain Partners") and DB Capital Investors, L.P. ("DB Capital")
(2) The conversion price of the Series A Convertible Preferred Stock is subject to antidilution and other adjustments.
(3) As of 5/15/01. The number of shares of Common Stock underlying the Series A Convertible Preferred Stock shall increase as dividends accumulate and compound.
(4) The Reporting Person is the General Partner of New Mountain Partners. New Mountain Partners pursuant to the Preferred Stock Purchase Agreement, dated as of November 28, 2000, by and among Stayer, New Mountain Partners and DB Capital, purchased 4,423,077 shares of Series A Convertible Preferred Stock from Strayer for $115 million. In addition New Mountain Partners was granted an option to purchase up to 767,000 shares of Common Stock by Ron
     K. Bailey and Beverly Bailey (the "Baileys") pursuant to the Support and Option Agreement (the "Support and Option Agreement"), dated as of November 28, 2000, by and among the Baileys, Strayer, New Mountain and DB Capital.


                          NEW MOUNTAIN INVESTMENTS, L.P.
                          By its General Partner, New Mountain GP, LLC

                          By:  /s/ Steven B. Klinsky                      6/8/01
                             --------------------------------------      -------
                             Steven B. Klinsky                            Date
                             Member
                             **Signature of Reporting Person










**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure





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